EXHIBIT 99.1

China Lodging Group, Limited Announces Results of 2016 Annual General Meeting

SHANGHAI, China, Dec. 14, 2016 (GLOBE NEWSWIRE) -- China Lodging Group, Limited (NASDAQ:HTHT) (the “Company”), a leading and fast-growing multi-brand hotel group in China, today announced that its 2016 annual general meeting of shareholders was held on December 14, 2016. During the meeting, the following proposals submitted for shareholders’ approval were approved:

  The ordinary resolution as set out in the Notice of Annual General Meeting regarding the proposed re-election of Mr. Sebastien Bazin as a director of the Company;
  The ordinary resolution as set out in the Notice of Annual General Meeting regarding the proposed re-election of Mr. Shangzhi Zhang as a director of the Company;
  The ordinary resolution as set out in the Notice of Annual General Meeting regarding the appointment of Deloitte Touche Tohmatsu CPA Ltd. as auditor of the Company.

About China Lodging Group, Limited
China Lodging Group, Limited is a leading hotel operator and franchisor in China under 12 brand names. As of September 30, 2016, the Company had 3,198 hotels or 322,785 rooms in operation in 365 cities. With a primary focus on economy and midscale hotel segments, China Lodging Group’s brands include Hi Inn, HanTing Hotel, Elan Hotel, JI Hotel, Starway Hotel, Joya Hotel, and Manxin Hotels & Resorts. The Company also has the rights as master franchisee for Mercure, Ibis and Ibis Styles, and co-development rights for Grand Mercure and Novotel, in Pan-China region.

The Company’s business includes leased, manachised and franchised models. Under the lease model, the Company directly operates hotels typically located on leased properties. Under the manachise model, the Company manages manachised hotels through the on-site hotel managers it appoints and collects fees from franchisees. Under the franchise model, the Company provides training, reservation and support services to the franchised hotels and collects fees from franchisees but does not appoint on-site hotel managers. The Company applies a consistent standard and platform across all of its hotels. As of September 30, 2016, China Lodging Group operates 24 percent of its hotel rooms under lease model, 76 percent under manachise and franchise models. For more information, please visit the Company’s website: http://ir.huazhu.com.

Contact Information
Investor Relations
Tel: +86 (21) 6195 9561
Email: ir@huazhu.com
http://ir.huazhu.com